

November 9, 2012

VIA E-Mail
Mr. Timothy C. Collins
Chief Financial Officer
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

>   **Re: Cornerstone Core Properties REIT, Inc.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed on March 30, 2012**
>   **File No. 000-52566**

Dear Mr. Timothy C. Collins:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Consolidated Statements of Operations, page F-4

1.   We note that you have included cash distribution declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Note 7 – Consolidation of Variable Interest Entity, pages F-22 – F-23

2.   We note that Nantucket Acquisition LLC is a variable interest entity and that after you issued a notice of default in June 2011, you determined that you were the primary beneficiary.   Please tell us and expand your future periodic filings to discuss the following. Reference is made to paragraph 810-10-50-5A of the Financial Accounting Standards Codification.

- Your methodology for determining whether you are the primary beneficiary, including, but not limited to, significant judgments and assumptions made.
- The facts and circumstances that changed and the primary factors that caused you to reconsider your initial decision regarding your primary beneficiary determination.
- The type and amount of financial or other support you have provided, whether you were contractually required to provide this support, and your rationale for providing such support.

Note 14 – Segment Reporting, pages F-34 – F-35

3.   Please revise future periodic filings to clarify what expenses are included in property operating and maintenance expenses versus general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2012

Note 13 - Related Party Transactions, page 19

4.   We note your disclosure that you have fully reserved for a receivable balance due from your Advisor. Please tell us the circumstances that lead you to conclude that this amount was not collectible.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr

Robert F. Telewicz Jr.
Senior Staff Accountant